

82-03138

29 April 2005

COMPLETION OF EUROSYSTEMS TRANSACTION

Further to the announcement on 28 January 2005, BAE Systems plc ("BAE Systems") announces the completion of the EuroSystems transaction agreed with Finmeccanica SpA ("Finmeccanica").

The EuroSystems transaction comprised:

- The merger of BAE Systems Avionics Limited and Galileo Avionica SpA to form a new Avionics business owned 75 per cent by Finmeccanica and 25 per cent by BAE Systems. At completion BAE Systems received the adjusted amount of £374 million in cash and will receive a further adjusted amount of £268 million upon the exercise after May 2007 of BAE Systems' put option or the exercise at any time of Finmeccanica's call option over the 25 per cent stake.

- The dissolution of the 50/50 AMS joint venture of BAE Systems and Finmeccanica. At completion BAE Systems paid Finmeccanica an equalising amount of £50.5 million in cash to account for the difference in value between AMS's UK and Italian operations. In addition, Finmeccanica has acquired AMS's UK Air Traffic Management business for £6.5 million cash and the assumption of debt.

- The sale of BAE Systems' UK Communications business to Selenia Communications Limited, a wholly owned subsidiary of Finmeccanica, for £25.4 million in cash.

The transaction has achieved BAE Systems' and Finmeccanica's mutual goals of securing control and clear management responsibility for these significant European defence industry businesses. BAE Systems will now form an Integrated System Technologies business by combining the capabilities of AMS's UK operations and BAE Systems' C4ISR Networked Systems and Solutions business.

Issued by
BAE Systems plc
London

BAE SYSTEMS

28 April 2005

BAE SYSTEMS plc

Transition to International Financial Reporting Standards

1. Introduction

Following the EU's adoption of International Financial Reporting Standards (IFRS), BAE Systems plc (the group) will be adopting IFRS in its consolidated accounts for accounting periods from 1 January 2005.

The first financial information to be reported by the group in accordance with IFRS will be for the six months ending 30 June 2005 but the requirement to present comparative information means that a balance sheet prepared in accordance with IFRS as at 31 December 2003 is required.

This announcement includes the consolidated results of the group converted from a UK Generally Accepted Accounting Principles (UK GAAP) basis to an IFRS basis for the year to 31 December 2004 and the six months to 30 June 2004.

This document explains the accounting policy changes from the accounting policies adopted under UK GAAP for the year ended 31 December 2004.

The most significant changes leading to the restatement relate to:

- The consolidation of the regional aircraft financing special purpose entities under IFRS
- The recognition, on the balance sheet, of pension scheme liabilities, after allocation to joint ventures and associates
- The inclusion of a fair value charge in respect of outstanding employee share options
- The cessation of goodwill amortisation
- No longer recognising proposed dividends as a liability at the balance sheet date

In addition, the group shall be implementing IAS 32 Financial Instruments: Disclosure and Presentation (IAS 32) and IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) in its consolidated accounts with effect from 1 January 2005.

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Further information is included in the following appendices, which are available on the group's website, www.baesystems.com

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Appendix

1. Group Income Statement - Total IFRS adjustments made for the year ended 31 December 2004
2. Group Income Statement - Total IFRS adjustments made for six months ended 30 June 2004
3. Group Balance Sheet - Total IFRS adjustments made as at 31 December 2004
4. Group Balance Sheet - Total IFRS adjustments made as at 30 June 2004
5. Group Balance Sheet - Total IFRS adjustments made as at 31 December 2003
6. Group Income Statement - Details of IFRS adjustments made for the year ended 31 December 2004
7. Group Income Statement - Details of IFRS adjustments made for six months ended 30 June 2004
8. Group Balance Sheet - Details of IFRS adjustments made as at 31 December 2004
9. Group Balance Sheet - Details of IFRS adjustments made as at 30 June 2004
10. Group Balance Sheet - Details of IFRS adjustments made as at 31 December 2003
11. Reformat of UK GAAP Group Income Statement for the year ended 31 December 2004
12. Reformat of UK GAAP Group Income Statement for the six months ended 30 June 2004
13. Reformat of UK GAAP Group Balance Sheet for the year ended 31 December 2004
14. Reformat of UK GAAP Group Balance Sheet for the year ended 30 June 2004
15. Reformat of UK GAAP Group Balance Sheet for the year ended 31 December 2003
16. Pro forma IFRS Group Balance Sheet reflecting the impact of IAS 32 and IAS 39 as at 1 January 2005
17. Accounting policies for adoption in the first full set of IFRS financial statements

A webcast of the presentation is also available on the group's website, www.baesystems.com

2. Basis of preparation

The adjustments to the UK GAAP financial statements have been prepared on the basis of all IFRSs including Standing Interpretations Committee and International Financial Reporting Interpretations Committee interpretations expected to be effective at 31 December 2005. These are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB and are therefore still subject to change.

In general, for the first-time adoption of IFRS, the standards are applied retrospectively. However there are a number of exceptions available under IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1) and note 4.2 details the exceptions that the group has applied.

In November 2004 the EU endorsed a reduced version of the IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) standard as issued previously by the International Accounting Standards Board (IASB). With effect from 1 January 2005, the group will adopt IAS 39 in accordance with the guidance issued by the IASB.

In preparing this financial information, the group has assumed that the EU will endorse the amendment issued in December 2004 to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures.

3. Overview of impact

3.1 EBITA

Under UK GAAP the group has previously presented a measure of its underlying performance that excluded exceptional and non-trading items. This measure was earnings before interest, taxation and amortisation (EBITA).

This measure of underlying performance will remain under IFRS together with the two adjustments set out in section 3.2.

Reconciliation of EBITA for the year ended 31 December 2004	Ref	£m
EBITA – UK GAAP		**1,013**
Reformatted into IFRS format	4.1	4
EBITA – UK GAAP in IFRS format		**1,017**
IFRS adjustments:		
Regional aircraft financing	4.3	4
Pensions	4.4	16
Business combinations	4.5	(6)
Development costs	4.7	27
Share-based payments	4.8	(18)
Long-term contracts	4.9	2
Reduced depreciation from reversal of revaluation reserve	4.10	11
EBITA – IFRS		**1,053**

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3.2 Underlying profit

Reconciliation of underlying profit for the year ended 31 December 2004

	UK GAAP £m	IFRS £m
EBITA	1,013	1,053
Add back fair value of acquired inventories [1]	-	6
	1,013	1,059
Interest:	(207)	(176)
- excluding net financing credit on pensions [2]	-	(24)
- excluding market value movements on derivative instruments	-	-
	(207)	(200)
Underlying profit before tax	**806**	**859**
Tax before:	(234)	(280)
- impact of fair value of acquired inventories [1]	-	(2)
- impact of net financing credit on pensions [2]	-	9
	(234)	(273)
Minority interests	(1)	(1)
Preference dividends	(21)	(21)
Underlying taxed earnings	**550**	**564**
Weighted average number of shares in issue	**3,058m**	**3,058m**
Underlying earnings per share	**18.0p**	**18.4p**

[1] The profit on acquired inventories on acquisitions made during the year: IFRS requires the value of acquired inventories to be written up by the profit on those acquired inventories at acquisition thus reducing profits post acquisition. This adjustment eliminates the impact of this requirement on the post acquisition period results.

[2] The pension net financing credit of £24m included in finance costs under IFRS comprises the net of the expected returns on scheme assets and one year's interest cost of discounting the pension liabilities. Given the volatility of this item it has been excluded when determining underlying profit.

Underlying taxed earnings increased to £564m under IFRS (£550m under UK GAAP).

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3.3 Profit for the year

Reconciliation of profit for the year ended 31 December 2004			
	Ref	Before tax £m	After tax £m
Loss – UK GAAP		**(232)**	**(466)**
Reformatted into IFRS format	4.1	(95)	-
Loss – UK GAAP in IFRS format		**(327)**	**(466)**
IFRS adjustments:			
Regional aircraft financing	4.3	11	8
Pensions	4.4	38	21
Business combinations	4.5	(13)	(8)
Goodwill amortisation	4.6	457	457
Development costs	4.7	17	16
Share-based payments	4.8	(18)	(9)
Long-term contracts	4.9	2	1
Reduced depreciation from reversal of revaluation reserve	4.10	11	8
Taxation	4.12	-	(25)
Profit – IFRS		**178**	**3**

3.4 Earnings per share (EPS)

Reconciliation of EPS for the year ended 31 December 2004

	UK GAAP		IFRS	
	£m	Pence per share	£m	Pence per share
(Loss)/profit for the year	**(467)**		**2**	
Preference dividends	(21)		(21)	
Loss for the year after preference dividends	**(488)**	**(16.0)**	**(19)**	**(0.6)**
Add back/(deduct)				
Net financing credit on pensions, post tax	-		(15)	
Uplift on acquired inventories, post tax	-		4	
Amortisation of intangible assets	-		13	
Goodwill impairment	546		581	
Goodwill amortisation	492		-	
Underlying earnings	**550**	**18.0**	**564**	**18.4**
Weighted average number of shares in issue	**3,058m**		**3,058m**	

3.5 Net assets

Reconciliation of net assets as at 31 December 2004	Ref	£m
Net assets – UK GAAP		**4,738**
Reformatted into IFRS format		(4)
Net assets – UK GAAP in IFRS format		**4,734**
IFRS adjustments:		
Regional aircraft financing	4.3	36
Pensions	4.4	(2,710)
Business combinations	4.5	(12)
Goodwill amortisation	4.6	457
Development costs	4.7	22
Share-based payments	4.8	(8)
Long-term contracts	4.9	8
Reversal of revaluation reserve	4.10	(120)
Proposed dividends	4.11	178
Taxation	4.12	80
Net assets – IFRS		**2,665**

3.6 Net debt

Reconciliation of net debt as at 31 December 2004	Ref	£m
Net debt – UK GAAP		**5**
IFRS adjustments:		
Regional aircraft financing	4.3	(673)
Net debt – IFRS		**(668)**

4. Changes in accounting policies

Due to the implementation of IFRS there have been some changes to the group's accounting policies:

4.1 Presentation of financial statements

The group's financial information has been prepared on a basis that is consistent with IAS 1 Presentation of Financial Statements.

This, in conjunction with other standards, has had the following impacts:

(i) Equity accounted investments: IAS 31 Interests in Joint Ventures requires more emphasis to be placed on the legal form of arrangements rather than what happens in practice. Accordingly, the group's investment in Airbus will be accounted for as an associate under IAS 28 Investments in Associates from the date of transition to IFRS. The impact of the change in accounting treatment is only presentational and does not impact income recognition or shareholders' funds as the group is continuing to account for its share of the Airbus results and net assets. The accounting treatment for all other investments that are accounted for as joint ventures under UK GAAP remains unchanged.

In addition, under UK GAAP, the group's share of operating profit, interest and tax of equity accounted investments were presented separately. Under IAS 1, the group's share of results from equity accounted investments is presented as a single line on the income statement. As a result of the reclassification, £95m relating to the group's share of tax of equity accounted investments is reclassified from tax under UK GAAP to within profit before tax under IFRS.

(ii) Finance costs: Under IAS 1, income and expenses cannot be offset and therefore financial costs and financial income are separately disclosed.

(iii) Other income: Under IAS 1, income and expenses cannot be offset and therefore other income is presented separately from operating costs.

(iv) General reclassifications:

- Cash and cash equivalents: Under IFRS, short-term deposits are reclassified as cash and cash equivalents.
- Investment property: IAS 40 Investment Property requires that all land and buildings that are owned but not in use within the group or are for sale, are separately classified as investment property.
- Retirement benefit obligation: This is being separately presented from creditors.
- Taxation: IAS 1 requires that assets and liabilities for current tax and deferred tax assets and liabilities are presented separately.

(v) Debtors, creditors and provisions reclassifications: IAS 1 requires that assets and liabilities are presented on a current and non-current basis.

(vi) Long-term contract related reclassifications: IFRS requires that the amounts recoverable under long-term contracts are presented on the balance sheet as a single amount.

(vii) Other reclassifications:

- Minority interests: The adjustment reflects the reclassification of minority interests in respect of the group's equity accounted investments to be shown as a component of the net assets of the equity investments within the balance sheet.
- Software: IAS 38 requires that software costs are capitalised as intangible assets. UK GAAP included such costs in tangible fixed assets. Accordingly, amortisation of £4m previously expensed as depreciation under UK GAAP is reclassified as amortisation of intangible assets under IFRS.

4.2 IFRS 1 exemptions

IFRS 1 sets out the rules for an entity preparing its first IFRS financial statements. The entity is required to determine its IFRS accounting policies in accordance with the IFRSs that are in place at the date of transition (1 January 2004) and, in general, apply them retrospectively. There are a number of possible exemptions from the retrospective application to assist the entity in making the transition. BAE Systems has taken the following exemptions:

- Business combinations: Business combinations prior to the transition date (1 January 2004) have not been restated onto an IFRS basis.
- Employee benefits: All cumulative actuarial gains and losses on the group's defined benefit pension schemes have been recognised in equity at the transition date.
- Financial instruments: Financial instruments in the comparative period to be presented in the 2005 Annual Report are recorded on the existing UK GAAP basis, rather than in accordance with IAS 32 and IAS 39.
- Cumulative translation difference: IAS 21 The Effects of Changes in Foreign Exchange Rates requires translation differences relating to a net investment in a foreign operation to be classified as a separate component of equity. In accordance with IFRS 1, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition.

4.3 Regional aircraft financing

As previously reported, the group has provided guarantees in respect of residual values and head lease and finance payments on certain regional aircraft sold. These arrangements were transacted through Special Purpose Entities (SPEs) that were not considered to be quasi subsidiaries forming part of the consolidated group under UK GAAP. In addition, the group entered into various lease arrangements that are treated as operating leases under UK GAAP.

A significant proportion of the net exposures arising from these arrangements is covered by a Financial Risk Insurance Programme (FRIP), which provides insurance cover for potential shortfalls in contracted and expected income.

On transition to IFRS, IAS 27 Consolidated and Separate Financial Statements (IAS 27) requires the consolidation of all subsidiaries and SPEs the group controls at 1 January 2004. Based on the IAS 27 definition of control, and after taking into account the facts and circumstances relevant at the transition date, the group has determined that it controls these SPEs. Accordingly, the gross assets and obligations of the SPEs are consolidated in the IFRS balance sheet as at 1 January 2004. In addition, a number of the lease arrangements are reclassified from operating leases under UK GAAP to finance leases following their assessment against the lease classification criteria in IAS 17 Leases with resulting changes to assets and debt.

Additionally, the reclassification of certain operating leases as finance leases outlined above require the reclassification of amounts payable under operating leases included within creditors due after more than one year to amounts payable under finance leases within net debt. The post-FRIP aircraft provision under UK GAAP remains under IFRS.

The balance sheet adjustment replaces the existing UK GAAP note 20 recourse provision and Option Aircraft Bond with aircraft (property, plant and equipment), an insurance receivable (debtors), creditors and external debt. The adjustment to the income statement includes the recognition of additional lease income on the aircraft within revenue, depreciation on the aircraft within operating costs and an interest charge on the additional net debt offset by the reversal of the NPV adjustment disclosed under UK GAAP.

The impact from these changes is summarised as follows:

	as at 1 January 2004 £m	for the year ended 31 December 2004 £m	
Income statement			
Revenue		44	
Operating costs		(40)	
EBITA		4	
Financial income		10	
Financial expense		(3)	
Adjustment to profit before taxation		**11**	
Related taxation effect		(3)	
Adjustment to profit after taxation		**8**	
Net assets			
Property, plant and equipment	389	301	(A)
Debtors	153	169	
Cash and cash equivalents	7	7	
Creditors	220	56	(B)
Loans and overdrafts	(943)	(680)	
Provisions	227	198	(C)
	53	51	
Related taxation effect	(16)	(15)	
Adjustment to net assets	**37**	**36**	

Notes:

		£m
(A)	Aircraft	301
	Less return cost provisions (C)	(32)
	Aircraft related assets, net	269
(B)	UK GAAP creditors	38
	Recourse provision within creditors under UK GAAP	18
	Adjustment to creditors	56
(C)	Reverse recourse provision	230
	Retain return cost provisions	(32)
	Adjustment to provisions	198

4.4 Pensions

Under UK GAAP, the group currently accounts for defined benefit pension schemes in accordance with Statement of Standard Accounting Practice 24 Accounting for Pension Costs (SSAP 24). The group also reports the transitional disclosures required in accordance with Financial Reporting Standard 17 Retirement Benefits (FRS 17), including the adjustment from the figures reported under SSAP 24 which would be required if FRS 17 was adopted in the financial statements.

The methodology and assumptions used to calculate the value of pension assets and liabilities under FRS 17 are substantially consistent with the requirements of IAS 19 Employee Benefits (IAS 19). An area of difference that impacts the adjustment from SSAP 24 to IAS 19 relates to the valuation of pension fund assets. Under FRS 17, equities are valued using mid-market prices at valuation date whereas IFRS requires the use of bid prices.

The group has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments using a consistent method of allocation.

The balance sheet adjustment replaces the existing SSAP 24 pension asset and related deferred tax with the group's share of the IAS 19 pension liability in provisions and the group's share of the IAS 19 deficit allocated to the equity accounted investments within fixed asset investments, and the related deferred tax assets. The adjustment to intangible assets represents the impact of replacing the SSAP 24 pension asset in the acquisition balance sheet of certain acquisitions made in 2004 with the IAS 19 liability and the related deferred tax.

The income statement adjustment reflects the difference between the existing SSAP 24 operating charge and the group's IAS 19 pension charge and net pension financing credit. The group's share of the operating charge recorded by the equity accounted investments is shown as an adjustment to the share of equity accounted investments profit.

The impact from these changes is summarised as follows:

	as at 1 January 2004 £m	for the year ended 31 December 2004 £m	
Income statement			
Operating costs		11	(A)
Share of results of equity accounted investments		6	(B)
Financial income		542	(C)
Financial expense		(521)	(C)
Adjustment to profit before taxation		**38**	
Related taxation effect		(17)	
Adjustment to profit after taxation		**21**	

Net assets			
Intangible assets	-	51	
Investments in joint ventures and associates	(154)	(260)	
Debtors	(531)	(602)	
Retirement benefit obligation	(2,314)	(3,031)	(D)
	(2,999)	(3,842)	
Related taxation effect	896	1,132	
Adjustment to net assets	**(2,103)**	**(2,710)**	

Notes:

		£m
(A)	Operating costs	11
	Share of operating profit of equity accounted investments (B)	5
	Adjustment to EBITA	16
(B)	Share of operating profit of equity accounted investments	5
	Share of finance costs of equity accounted investments	3
	Share of tax of equity accounted investments	(2)
		6
(C)	Financial income	542
	Financial expense	(521)
	Share of finance costs of equity accounted investments (B)	3
	Adjustment to finance costs	24
(D)	Reverse SSAP 24 US healthcare liability	57
	Reverse SSAP 24 other pension liabilities	122
	Recognise IAS 19 UK/US pension deficit	(3,068)
	Recognise IAS 19 US healthcare liabilities	(73)
	Recognise IAS 19 European scheme liabilities	(69)
		(3,031)

4.5 Business combinations

Under UK GAAP, the difference between the consideration paid for an acquisition and the fair value of the net tangible assets acquired is recognised as goodwill. IFRS requires that intangible assets of an acquired business are separately recognised from goodwill if their fair value can be measured reliably. Intangible assets include trademarks, order backlog, licences and patented technologies. Intangible assets recognised are then amortised over their useful life. Under the transition rules, the group is not required to identify any acquired intangible assets for acquisitions prior to 2004. As a result of acquisitions made in 2004, the group has reclassified intangible assets of £153m out of goodwill arising on acquisition, with an associated amortisation charge of £7m for the year ended 31 December 2004.

Under UK GAAP, the fair value of acquired inventory is stated at the lower of cost or net realisable value. Under IFRS, the fair value of acquired inventory is based on selling price less a reasonable allowance for the costs of completion and disposal. As a result, an adjustment of £6m was made to the acquisition balance sheet. As at 31 December 2004 the uplifted inventory had been traded through the income statement, resulting in a £6m decrease in profit before tax for the year. Deferred tax liabilities have also been recognised in respect of these intangible assets with a corresponding increase in acquired goodwill.

The impact from these changes is summarised as follows:

	for the year ended 31 December 2004 £m	
Income statement		
Operating costs	(6)	
Amortisation of intangible assets	(7)	
Adjustment to profit before taxation	**(13)**	
Related taxation effect	5	
Adjustment to profit after taxation	**(8)**	
Net assets		
Intangible assets	30	(A)
Creditors	7	
Provisions	(1)	
	36	
Related taxation effect	(48)	
Adjustment to net assets	**(12)**	

Notes:

		£m
(A)	Deferred tax in respect of acquired intangibles	49
	Uplift on acquired inventories	(6)
	Other impacts on fair values at acquisition	(6)
	Amortisation of intangible assets	(7)
		30

4.6 Intangible assets - goodwill

Under UK GAAP, the group's policy was to capitalise goodwill in respect of businesses acquired and amortise it on a straight line basis over its estimated useful economic life, which had been assessed as 20 years for all recent acquisitions.

On transition to IFRS, IFRS 1 requires the group to conduct an impairment review of the carrying value of capitalised goodwill at 1 January 2004 for potential impairments. No further impairments above those made under UK GAAP were required at 1 January 2004.

In accordance with IFRS 3 Business Combinations, no amortisation of goodwill is charged in the group's consolidated IFRS accounts from 1 January 2004. Instead, annual reviews of the goodwill are performed to test for impairments.

The adjustment reverses the amortisation charged in the year under UK GAAP of £492m. In addition, £35m of amortisation charged under UK GAAP relating to the Avionics business is treated as an additional impairment under IFRS. Accordingly, there is a corresponding increase in net assets.

The impact from these changes is summarised as follows:

	as at 1 January 2004 £m	for the year ended 31 December 2004 £m
Income statement		
Operating costs		348
Share of results of equity accounted investments		109
Adjustment to profit before taxation		**457**
Related taxation effect		-
Adjustment to profit after taxation		**457**
Net assets		
Goodwill	-	348
Investments in joint ventures and associates	-	109
		457
Related taxation effect	-	-
Adjustment to net assets	**-**	**457**

4.7 Intangible assets – development costs

Under IAS 38 Intangible Assets (IAS 38), the group is required to recognise, capitalise and amortise intangible assets on the balance sheet providing they meet certain identifiability and recognition criteria.

Intangible assets include company funded development expenditure.

Most of the group's expenditure on research and development is conducted under specific customer contracts. The balance relates to company funded research and development expenditure which under UK GAAP was expensed as incurred. Of this balance, a significant proportion relates to research costs that will continue to be expensed as incurred.

IAS 38 requires company funded development expenditure to be capitalised from the point it meets certain recognition criteria and amortised over the estimated life of the development product.

The adjustment capitalises certain research and development costs previously expensed under UK GAAP.

The impact from these changes is summarised as follows:

	as at 1 January 2004 £m	for the year ended 31 December 2004 £m	
Income statement			
Operating costs		4	(A)
Share of results of equity accounted investments		13	(B)
Adjustment to profit before taxation		**17**	
Related taxation effect		(1)	
Adjustment to profit after taxation		**16**	
Net assets			
Intangible assets	3	8	
Investments in joint ventures and associates	1	16	
	4	24	
Related taxation effect	(1)	(2)	
Adjustment to net assets	**3**	**22**	

Notes:

		£m
(A)	Capitalise previously expensed development costs	6
	Amortisation of intangible assets	(2)
	Operating costs	4
(B)	Capitalise previously expensed development costs	21
	Amortisation of intangible assets	(8)
	Share of results of equity accounted investments	13

4.8 Share-based payments

Under UK GAAP, the cost of share options was based on the intrinsic value in the option at the date of grant, meaning that options granted to employees at market price do not generate an expense. Options granted under Save-As-You-Earn schemes are at a 20% discount to market price on the date of the grant and are exempt from UK GAAP accounting.

Under IFRS 2 Share-based Payments, the group measures the cost of all share options granted since November 2002 using fair value models. As a result, additional expense is recognised in the IFRS income statement.

The adjustment increases the operating charge of the group's share option schemes, with a portion of the increase being reflected in an increased balance sheet liability in respect of certain cash-settled share option schemes operated in the group's US business.

The impact from these changes is summarised as follows:

	as at 1 January 2004 £m	for the year ended 31 December 2004 £m
Income statement		
Operating costs		(18)
Adjustment to profit before taxation		**(18)**
Related taxation effect		9
Adjustment to profit after taxation		**(9)**
Net assets		
Provisions	(4)	(14)
	(4)	(14)
Related taxation effect	1	6
Adjustment to net assets	**(3)**	**(8)**

4.9 Long-term contracts

The group accounted for long-term contracts under UK GAAP in accordance with Statement of Standard Accounting Practice 9 Stocks and Long-term Contracts. Under IFRS, long-term contracts are accounted for under either IAS 11 Construction Contracts or IAS 18 Revenue depending on the characteristics of the contract and its deliverables. These standards provide more guidance on the determination of the timing and amount of revenue recognition.

The impact from these changes is summarised as follows:

	as at 1 January 2004 £m	for the year ended 31 December 2004 £m
Income statement		
Combined sales of group and equity accounted investments		29
Less: adjustment for share of equity accounted investments		14
Operating costs		(41)
Adjustment to profit before taxation		**2**
Related taxation effect		(1)
Adjustment to profit after taxation		**1**
Net assets		
Debtors	33	31
Creditors	(22)	(18)
	11	13
Related taxation effect	(4)	(5)
Adjustment to net assets	**7**	**8**

4.10 Revaluation of land and buildings

It had been the group's policy under UK GAAP to revalue its land and buildings until Financial Reporting Standard 15 Tangible Fixed Assets was adopted in 2000. At that point the group elected that no further revaluation of land and buildings would be undertaken. The group will not be adopting the exemption under the transition rules of IFRS 1 that allows the previous GAAP valuation to be used as the deemed cost on transition to IFRS. Accordingly, the group has reversed the previously recognised revaluations and has reverted to the use of historical cost for land and buildings.

The balance sheet adjustment reverses the existing UK GAAP revaluation reserve against the underlying fixed assets. The income statement adjustment reflects the reduction in the depreciation charge.

The impact from this change is summarised as follows:

	as at 1 January 2004 £m	for the year ended 31 December 2004 £m
Income statement		
Operating costs		11
Adjustment to profit before taxation		**11**
Related taxation effect		(3)
Adjustment to profit after taxation		**8**
Net assets		
Property, plant and equipment	(147)	(136)
	(147)	(136)
Related taxation effect	19	16
Adjustment to net assets	**(128)**	**(120)**

4.11 Proposed dividends

Under Statement of Standard Accounting Practice 17 Post Balance Sheet Events, proposed dividends are accrued for as an adjusting post balance sheet event in the accounting period to which they relate. Under IAS 10 Events after the Balance Sheet Date, dividends are recognised in the accounting period in which they are declared. Accordingly, the group has reversed the accrual for its proposed dividends.

4.12 Taxation

Under IAS 12 Income Taxes, certain temporary timing differences, principally in respect of capital losses and rollover relief, that previously were not recognised under UK GAAP, have been recognised. In addition, under IFRS deferred tax liabilities are created on a periodic basis where goodwill is tax deductible.

The impact from these changes is summarised as follows:

	as at 1 January 2004 £m	for the year ended 31 December 2004 £m
Income statement		
Taxation expense		(25)
Adjustment to profit after taxation		**(25)**
Net assets		
Deferred tax assets	107	80
Adjustment to net assets	**107**	**80**

4.13 Financial instruments (applicable from 1 January 2005)

The global nature of the group's business means it is exposed to volatility in currency exchange rates. In order to protect itself against currency fluctuations, the group's policy is to hedge all firm transactional exposures as well as to manage anticipated economic cash flow exposures over the medium term. The group also uses interest rate derivative instruments to manage the group's exposure to interest rate fluctuations on its borrowings and deposits by varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon.

To achieve hedge accounting under IAS 39, the group is required to designate these financial instruments against specific assets, liabilities, income and expenses. All such instruments are measured at fair value as at the balance sheet date and the effectiveness of each hedge tested against defined criteria. Changes in the fair value of the financial instruments are recognised either in profit or loss for the period or, in the case of a cash flow hedge, directly in equity and subsequently recognised in profit or loss for the period when the underlying transaction is realised. For financial instruments designated as fair value hedges, changes in the fair value of the hedged item and the derivative are recognised in the profit or loss for the period. Gains and losses on financial instruments, both realised and unrealised, that do not qualify for hedge accounting are included in profit or loss for the period. The group aims to achieve hedge accounting treatment for all derivatives that hedge material foreign currency exposures and those interest rate exposures where hedge accounting can be achieved.

Under IAS 39, all financial instruments are recognised on the balance sheet as either financial assets or financial liabilities.

Under the IFRS transition rules, IAS 32 and IAS 39 will apply to accounting periods beginning on or after 1 January 2005 with no requirement for comparative information in the period to 31 December 2004. Therefore this area and Vodafone Exchangeable Bond and convertible preference shares discussed below will continue to be accounted for under UK GAAP in the 2004 comparatives of the group's 2005 IFRS financial statements. An adjustment is made as at 1 January 2005 to reflect the adoption of IAS 32 and IAS 39 which restates hedged assets and liabilities to balance sheet rates and recognises the fair value of financial instruments on the balance sheet together with the associated deferred tax.

Vodafone Exchangeable Bond

As previously reported, the company has in issue Bonds of £674m due in 2006 which allow the Bondholders the option to exchange the Bonds for the Exchange Property, which is represented by the group's holding in the ordinary share capital of Vodafone Group Plc. Under IAS 39 this option is considered to be an embedded derivative that has to be separated from the underlying debt balance, measured at fair value and accounted for separately within net assets.

Convertible preference shares

The group has in issue 7.75p (net) cumulative convertible preference shares of 25p each that are convertible into the group's ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. From 1 July 2007 to 1 January 2010, the company may redeem any outstanding shares at 100p per share together with any arrears and accruals of dividends. In accordance with IAS 32 this is considered to be a compound financial instrument consisting of both a debt component and an equity component which require separate accounting treatment. The debt component represents the amortised cost of the instrument and will be

presented as a component of liabilities in the IFRS balance sheet. The equity component represents the value of the option to convert the preference shares into ordinary shares and will be presented separately within shareholders' funds.

The impact from these changes is summarised as follows:

	as at 1 January 2005 £m
Investments in joint ventures and associates	770
Debtors	(83)
Other financial assets	162
Cash and cash equivalents	(16)
Loans and overdrafts	(267)
Creditors	64
Other financial liabilities	(210)
Provisions	(4)
Net assets	**416**
Related taxation effect	6
Adjustment to net assets	**422**

	Group derivative contracts £m	Airbus / MBDA derivatives £m	Exchange-able Bond £m	Preference shares £m	Total £m	
Assets/(liabilities)						
- group	(9)	-	(62)	-	(71)	(A)
- JV/associates	(3)	1,199	-	-	1,196	(B)
Net debt	(84)	-	24	(223)	(283)	(C)
Deferred tax						
- group	14	-	(8)	-	6	
- JV/associates	-	(426)	-	-	(426)	(B)
	(82)	**773**	**(46)**	**(223)**	**422**	

Notes:

		£m
(A)	Restate debtors from hedge rate	(83)
	Recognise market value of financial assets	162
	Restate creditors from hedge rate	64
	Recognise market value of financial liabilities	(210)
	Restate provisions from hedge rate	(4)
		(71)

(B)	Adjustment to assets/liabilities	1,196
	Related deferred tax	(426)
	Adjustment to investments in joint ventures and associates	770
(C)	Adjust cash from hedge rate	(16)
	Adjustment to loans and overdrafts	(267)
	Adjustment to net debt	(283)

82-03138

5. Restated Group Income Statement

	for the year ended 31 December 2004 Unaudited		for the six months ended 30 June 2004 Unaudited	
	£m	£m	£m	£m
Combined sales of group and equity accounted investments		13,552		6,097
Less: adjustment for share of equity accounted investments		(4,370)		(2,002)
Revenue		9,182		4,095
Operating costs		(9,181)		(4,008)
Excluding goodwill impairment and amortisation of intangible assets	(8,587)		(3,817)	
Amortisation of intangible assets	(13)		(2)	
Goodwill impairment	(581)		(189)	
Other income		110		40
Share of results of equity accounted investments		216		93
Excluding goodwill impairment, finance costs and tax	348		153	
Goodwill impairment	-		-	
Finance costs	(27)		(9)	
Tax	(105)		(51)	
		327		220
Operating profit excluding the following items:	1,053		471	
Amortisation of intangible assets	(13)		(2)	
Goodwill impairment	(581)		(189)	
Finance costs of equity accounted investments	(27)		(9)	
Tax of equity accounted investments	(105)		(51)	
Finance costs				
Financial income	609		269	
Financial expense	(758)		(345)	
		(149)		(76)
Taxation expense		(175)		(75)
Profit for the period		3		69
Attributable to:				
BAE Systems shareholders		2		69
Equity minority interests		1		-
		3		69
Basic (loss)/profit per share		(0.6) p		1.9 p

82-03138

6. Restated Group Balance Sheet

	As at 31 December 2004 Unaudited £m	As at 30 June 2004 Unaudited £m	As at 31 December 2003 Unaudited £m
Non-current assets			
Intangible assets	6,115	5,825	6,020
Property, plant and equipment	1,746	1,658	1,769
Investment property	155	159	167
Investments in joint ventures and associates	1,469	1,396	1,457
Other investments	66	90	95
Debtors	511	425	458
Deferred tax assets	1,090	1,108	1,004
	11,152	10,661	10,970
Current assets			
Inventories	498	449	388
Debtors, including amounts due from customers for contract work	2,198	2,948	3,002
Other investments	763	662	699
Cash and cash equivalents	1,651	871	971
	5,110	4,930	5,060
Total assets	16,262	15,591	16,030
Non-current liabilities			
Loans and overdrafts	(2,113)	(2,393)	(2,363)
Creditors	(464)	(484)	(463)
Retirement benefit obligation	(3,210)	(2,918)	(2,489)
Deferred tax liabilities	(14)	-	-
Provisions	(241)	(194)	(204)
	(6,042)	(5,989)	(5,519)
Current liabilities			
Loans and overdrafts	(951)	(994)	(1,108)
Creditors	(6,154)	(5,191)	(5,315)
Corporation tax	(200)	(195)	(196)
Provisions	(250)	(213)	(203)
	(7,555)	(6,593)	(6,822)
Total liabilities	(13,597)	(12,582)	(12,341)
	2,665	**3,009**	**3,689**
Capital and reserves			
Issued share capital	143	143	143
Share premium	412	412	412
Treasury shares	(7)	(8)	(9)
Statutory reserve	202	202	202
Other reserves	5,236	5,137	5,223
Profit and loss reserve	(3,331)	(2,886)	(2,292)
Shareholders' funds			
Equity	2,389	2,734	3,413
Non-equity	266	266	266
	2,655	3,000	3,679
Equity minority interests	10	9	10
	2,665	**3,009**	**3,689**
Net debt			
Other investments - current	763	662	699
Cash and cash equivalents	1,651	871	971
Loans and overdrafts - non-current	(2,113)	(2,393)	(2,363)
Loans and overdrafts - current	(951)	(994)	(1,108)
	(650)	(1,854)	(1,801)
Cash on customers' account (within creditors)	(18)	(24)	(5)
	(668)	**(1,878)**	**(1,806)**

7. Pro forma IFRS Group Balance Sheet reflecting the impact of IAS 32 and IAS 39

	As at 1 January 2005 £m
Non-current assets	
Intangible assets	6,115
Property, plant and equipment	1,746
Investment property	155
Investments in joint ventures and associates	2,239
Other investments	66
Debtors	500
Other financial assets	12
Deferred tax assets	1,096
	11,929
Current assets	
Inventories	498
Debtors, including amounts due from customers for contract work	2,126
Other investments	763
Other financial assets	150
Cash and cash equivalents	1,635
	5,172
Total assets	17,101
Non-current liabilities	
Loans and overdrafts	(2,375)
Creditors	(464)
Retirement benefit obligation	(3,210)
Other financial liabilities	(72)
Deferred tax liabilities	(14)
Provisions	(245)
	(6,380)
Current liabilities	
Loans and overdrafts	(956)
Creditors	(6,090)
Other financial liabilities	(138)
Corporation tax	(200)
Provisions	(250)
	(7,634)
Total liabilities	(14,014)
	3,087
Capital and reserves	
Issued share capital	77
Share premium	412
Equity option	78
Treasury shares	(7)
Statutory reserve	202
Other reserves	5,236
Profit and loss reserve	(2,921)
Shareholders' funds	3,077
Equity minority interests	10
	3,087
Net debt	
Other investments - current	763
Cash and cash equivalents	1,635
Loans and overdrafts - non-current	(2,375)
Loans and overdrafts - current	(956)
	(933)
Cash on customers' account (within creditors)	(18)
	(951)